FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

 

JOINT PRESS RELEASE

Gold Fields and Bolivar Gold Announce Completion of Plan of Arrangement

Johannesburg and Toronto, Canada, March 2, 2006 - Gold Fields Limited (NYSE/JSE: GFI) and Bolivar Gold Corp. (TSX:BGC) announced that the Yukon Court of Appeal has dismissed the appeal by Scion Capital et al of the decision of the Yukon Supreme Court granting approval of the previously announced Plan of Arrangement. Bolivar Gold has filed Articles of Arrangement under the Yukon *Business Corporations Act* completing the transaction. Effective immediately, shareholders and warrantholders hold only a right to payment for the securities pursuant to the terms of the Plan of Arrangement. The common shares and warrants of Bolivar Gold will be delisted from the TSX at the close of business on or about March 2, 2006.

If you hold Bolivar common shares or warrants in "street form", payment will occur automatically. To obtain payment for shares or warrants registered in your own name you must submit your certificates and signed Letter of Transmittal (which you should have received with the materials mailed to you in December 2005) to Beau Cairns at Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3. Any questions related to settlement of shares or warrants should be directed to Equity Transfer at (416) 361-0930, extension 269 or toll-free (866) 393-4891.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

Bolivar Gold Corp. is a gold exploration, development and production company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in August 2005.

For further information:

Gold Fields Limited	**Bolivar Gold Corp.**
Willie Jacobsz	Robert Doyle
+27-11-644-2460	(416) 360-4653
williej@goldfields.co.za	rdoyle@bolivargold.com
Nerina Bodasing	
+27-11-644-2630	
Nerina.Bodasing@goldfields.co.za	
Cheryl A Martin,	
(303) 796-8683,	
camartin@gfexpl.com.	

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 March 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs